NABI

RECEIVED

2005 NOV -1 P 12: 55

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

SEC Division of Corp. Fin. Office of Int'l Corp. Fin.
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
USA

05012213

October 12, 2005

Re: NABI North American Bus Industries Rt.
Rule 12g3-2(b) Exemption
File No.: 082-04925
CIK:0001079925

SUPPL

To Whom it May Concern

Find attached NABI Rt.'s latest news release.

Sincerely,

Andras Bodor
Corporate Affairs Director

Attachment:
1 NABI Rt. news release

PROCESSED

NOV 01 2005

THOMSON
FINANCIAL

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

Newsrelease

October 12, 2005

Decrease in FHF shareholding

The First Hungary Fund informed the Company of the decrease in its NABI shareholding to 28,652%.

-END-

For NABI related information contact
Andras Bodor Corporate Affairs Director
Phone: +36.1.401.7100, e-mail: andras.bodor@nabi.hu